

November 21, 2012

VIA E-MAIL
Chris A. Choate
Executive Vice President, Chief Financial Officer and Treasurer
AmeriCredit Automobile Receivables Trust 2011-5
c/o AmeriCredit Financial Services, Inc.
801 Cherry Street, Suite 3500
Fort Worth, TX 76102

> **Re:** **AmeriCredit Automobile Receivables Trust 2011-5**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **File No. 333-170231-04**

Dear Mr. Choate:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1122 of Regulation AB. Compliance With Applicable Servicing Criteria, page 7

1. We are unable to confirm whether the identified material instances of noncompliance with the servicing criterion in Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii) of Regulation AB that are identified in Wells Fargo's Assessment of Compliance With Applicable Servicing are relevant to the transaction covered by the Form 10-K. Therefore, please tell us, with a view towards disclosure, whether the identified material instances of noncompliance in Wells Fargo's Assessment of Compliance With Applicable Servicing Criteria are relevant to the transaction covered by the Form 10-K. Finally, please tell us what consideration you have given to including a sentence in the body of your Form 10-K indicating whether or not any identified material instance of noncompliance disclosed in any party's report relates to the servicing criteria applicable to such party for the transaction covered by the Form 10-K.

Exhibits to Form 10-K

Exhibit 31

2. We note your certification does not follow the specific form and content provided in Item 601(b)(31)(ii) of Regulation S-K. For example, the certification includes introductory language not set forth in Item 601(b)(31)(ii). We also note that paragraph four of your certification omits certain language otherwise set forth in Item 601(b)(31)(ii). Please confirm that, in future filings, the certification you file will follow the specific form and content of Item 601(b)(31)(ii).

Exhibit 33 and Exhibit 34

3. We note that AmeriCredit Financial Services, Inc. and General Motors Financial of Canada, Ltd. are parties identified as participating in the servicing function; however, the Form 10-K does not include their reports on their assessment of compliance with the servicing criteria applicable to each of them. Further, the Form 10-K does not include a registered public accounting firm's attestation report on each of these parties assessment of compliance with applicable servicing criteria. See Items 1122(a)-(b) of Regulation AB. We also notethat GM Financial Company, Inc. has provided its Management's Assertion Regarding Compliance with Applicable Servicing Criteria as Exhibit 33.1, but it is not clear what role GM Financial Company, Inc. plays in the servicing function. Please amend the Form 10-K to provide reports from AmeriCredit Financial Services, Inc. and General Motors Financial of Canada, Ltd. and any other party participating in the servicing function regarding their assessment of compliance with servicing criteria applicable to each of them and a corresponding attestation report from an independent accountant regarding each of these entities' assessment, or tell us why an amendment is not necessary.

Exhibit 35

4. We note that you identify General Motors Financial of Canada, Ltd. as an affiliated servicer and that the Form 10-K does not include a servicer compliance statement from this servicer. Please amend the Form 10-K to provide a servicer compliance statement from General Motors Financial of Canada, Ltd. in its capacity as an affiliated servicer, or tell us why an amendment is not necessary. Please refer to the instruction to Item 1123 of Regulation AB.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Arthur Sandel, Special Counsel, at (202) 551-3262 or me at (202) 551-3225 with any other questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel